SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            ____________________

                                SCHEDULE 13D

                              (Amendment No. 1)

                  Under the Securities Exchange Act of 1934


                  Medical Technology and Innovations, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                 5846 2M100
                               (CUSIP Number)

                             Richard J. Emmerich
                       Global Capital Management, Inc.
                             601 Carlson Parkway
                                  Suite 200
                         Minnetonka, Minnesota 55305
                               (612) 476-7200
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                             September 18, 1997
           (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                    (continued on the following pages)


                             Page 1 of 6 Pages

   CUSIP No. 5846 2M100                        Schedule 13D (Amendment No. 1)


        1) Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
                  Global Capital Management, Inc./FEIN 41-1625323

        2)   Check the Appropriate Box if a Member of a Group (a) [  ]
                                                              (b) [  ]

        3)    SEC Use Only


        4)   Source of Funds
                  WC

        5)   Check Box if Disclosure of Legal Proceedings is Required
             Pursuant to Item 2(d) or 2(e)      [  ]

        6)   Citizenship or Place of Organization
                            Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

             (7)  Sole Voting Power
                  1,556,928 (See Item 5)

             (8)  Shared Voting Power
                  0

             (9)  Sole Dispositive Power
                  1,556,928 (See Item 5)

             (10) Shared Dispositive Power
                  0

        11) Aggregate Amount Beneficially Owned by Each Reporting Person 1,556,928 (See Item 5)

        12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

        13)  Percent of Class Represented by Amount in Row (11)
                  9.1% (See Item 5)

        14)  Type of Reporting Person
                 CO

                             Page 2 of 6 Pages

                                SCHEDULE 13D
                               AMENDMENT NO. 1


             This Amendment No. 1 is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. This Amendment No. 1 amends and supplements the Statement on Schedule 13D relating to the common stock, no par value ("Common Stock"), of Medical Technology and Innovations, Inc., a Florida corporation (the "Issuer"), previously filed by Global Capital Management, Inc., a Delaware corporation ("Global"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 13D. Except as amended herein, the Schedule 13D previously filed remains unchanged.

   ITEM 4.  PURPOSE OF TRANSACTION.

        Item 4 is amended by adding the following:

             Global Bermuda has reached an agreement in principle with the Issuer, the terms of which are set forth in Exhibit 1 hereto, pursuant to which:

             1. Global Bermuda would sell all of its shares of Series A Preferred Stock to Faisal Finance (Switzerland) SA (the "Purchaser") at $3,800 per share (the "Sale").

             2. The exercise price of the Warrant would be reduced to $1.00 per share of Common Stock.

             3. Global Bermuda and the Issuer would execute a mutual release.

             Global Bermuda has reached an agreement in principle with the Purchaser, the terms of which are set forth in Exhibits 2 and 3 hereto, pursuant to which:

             A. Global Bermuda would rescind the Notice of Conversion (the "Conversion Notice") for 15 shares of Series A Preferred Stock that it submitted to the Issuer on July 1, 1997 and release all claims to penalties for the Issuer's failure to honor the Conversion Notice.

             B. The Purchaser would grant Global Bermuda a European-style option expiring nine months after the date of the Sale entitling Global Bermuda to repurchase 34 shares of Series A Preferred Stock, with terms modified as described below, at $3,971 per share (the "Repurchase").

             C. The terms of the Series A Preferred Stock repurchased by Global Bermuda would be modified:

                               Page 3 of 6 Pages

                  a. to change the conversion price to a fixed price of $.40 per share of Common Stock;

                  b. to restrict conversions as set forth in paragraph 4.b. of Exhibit 2; and

                  c. to prohibit conversion of more than one-third of the repurchased shares prior to one month after the Repurchase or more than two-thirds of such shares prior to two months after the Repurchase.

             Global Bermuda's agreement in principle with the Issuer is subject to approval by the Issuer's Board of Directors. Its agreement with the Purchaser is subject to the conditions specified in Exhibits 2 and 3. Both agreements in principle are subject to the negotiation and execution of mutually satisfactory documentation.

             Global Bermuda was advised by the Purchaser on September 18, 1997 that all conditions to the agreements in principle described above have been or are expected to be satisfied.

   ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 5(c) is hereby amended to read as follows:

        (c) No transactions in Common Stock were effected by Global Capital Management during the sixty (60) days prior to the date of this Amendment.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 is amended to read as follows:

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 herein with respect to securities of the issuer (other than contracts, arrangements, understandings and relationships generally applicable to portfolio securities of Global Bermuda, such as its partnership agreement). There are no contracts, arrangements, understandings or relationships between such persons and any other person with respect to any securities of the Issuer, except for a subscription agreement and ancillary agreements between Global Bermuda and the Issuer entered into in connection with Global Bermuda's acquisition of the Series A Preferred Stock and the Warrant and except as described in Item 4 above.


                               Page 4 of 6 Pages

   ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

   Exhibit 1:     Facsimile message dated September 10, 1997 from Jeremy
                  P. Feakins, Chairman of the Board of Issuer, to Brian Taylor of Global Bermuda.

   Exhibit 2: Letter dated September 9, 1997 from Brian Taylor of Global Bermuda to Maxi Brezzi of Purchaser.

   Exhibit 3: Facsimile message dated September 10, 1997 from Maxi Brezzi to Brian Taylor.

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date: September 23, 1997           GLOBAL CAPITAL MANAGEMENT, INC.



                                 By:        /s/ John D. Brandenborg
                                         ----------------------------
                                 Name:     John D. Brandenborg
                                 Title:    Vice-President


                               Page 6 of 6 Pages

                                                                EXHIBIT 1
                                                                ---------

                   MEDICAL TECHNOLOGY & INNOVATIONS, INC.
                              717-892-6770 PHONE
                              717-892-6778 FAX

   ----------------------------------------------------------------------
                         FACSIMILE TRANSMITTAL SHEET
   ----------------------------------------------------------------------
   TO: Brian Taylor                    FROM: JEREMY P. FEAKINS
   COMPANY: GLOBAL BERMUDA, LP         DATE: September 10, 1997
   FAX NUMBER: 612-476-7201            TOTAL NO. OF PAGES
                                          INCLUDING COVER: 2 PAGE
   ----------------------------------------------------------------------
   ___URGENT    ___FOR REVIEW    ___PLEASE COMMENT    ___PLEASE REPLY
   ___ PLEASE RECYCLE
   ----------------------------------------------------------------------
   NOTES/COMMENTS: DEAR INVESTOR:

        I am very pleased to inform you that we have successfully agreed with 100% of the holders of the company's Series "A" Preferred Stock to an amended and final alternative exchange offer as per the details attached.

        The offer is subject to both the Board of Directors approval and to final documentation.

        This successful situation has been made possible by much hard work and tremendous effort and support by a number of you working together with our management team and Directors.

        The Company is now focused on raising the working capital of $575,000 which is needed to complete this transaction. Please be so kind as to confirm that you have received this fax and that you have accepted the amended terms by signing a copy of this offer and sending it back to me at your earliest opportunity. If you have any questions or concerns, please do not hesitate to call me at once.

        With best regards,

                                 Very truly yours,



                                 /s/ Jeremy P. Feakins
                                 ---------------------
                                     Jeremy P. Feakins
                                     Chairman of the Board
                                     Chief Executive Officer

   I have received the final enhanced terms of the alternative exchange offer (attached to your fax of Sept. 10) to holders of the Series "A" Preferred Stock of Medical Technology & Innovations, Inc.

   Global Bermuda Limited Partnership
   By: Global Capital Management, Inc., General Partner

   Signed: /s/ Richard J. Emmerich     Title: President     Date: 9/11/97
           -----------------------            ---------           -------
               Richard J. Emmerich

   ----------------------------------------------------------------------

                   MEDICAL TECHNOLOGY & INNOVATIONS, INC.
                           CORPORATE HEADQUARTERS
                               3125 NOLT ROAD
                             LANCASTER, PA 17601

                     AMENDED ALTERNATIVE EXCHANGE OFFER
                 TO HOLDERS OF SERIES "A" PREFERRED STOCK OF
                   MEDICAL TECHNOLOGY & INNOVATIONS, INC.


                               ALTERNATIVE ONE

   - Sale of the preferred Series A (USD 10'000 face value) for a total consideration of USD 3'800 per share (accretion included) to a financial institution named by MTEN.
   - All warrants issued in connection with the placement of the Series A preferred shares shall be modified to provide for an exercise price of $1.00, cash, per warrant.

   -    The investor and MTEN shall sign a mutual release.

                               ALTERNATIVE TWO

   -    Exchange of the Preferred Series A (USD 10'000 face value) for:

        -    One Preferred Series B (USD 6'000 face value), and
        -    10,000 Restricted Common Shares of MTEN.
        - All warrants issued in connection with the placement of the Series A preferred shares shall be modified to provide for an exercise price of $1.00, cash, per warrant
        -    Effective Exchange Date: Sept. 30, 97.


   Series B Preferred
   ------------------
   Face value: USD 6'000.
   Accretion: 8% as from Oct. 1st, 1997.
   Term: August 31st, 2000.

   CONVERSION INTO COMMON STOCK: as from Oct. 1st, 1998 at a fixed conversion price of USD 1. Maximum amount convertible per month:
        10% of the holding (+accretion) for the period until Feb. 28th, 1999, and 20% per month thereafter.

   CONVERSION ACCELERATION: the percentages mentioned in the prior paragraph are doubled if MTEN stock trades for 10 consecutive days at a price of USD 2 or more.

   REDEMPTION BY THE COMPANY: at any time at the option of MTEN or mandatory on Sept. 30, 2000, either in cash at 110% of the face value (+accretion) or in shares (valued at the average closing bid price for the 30 days preceding MTEN election to redeem) at 120% of the face value (+accretion).

   10'000 RESTRICTED COMMON SHARES.

   The shares will be freely tradable according to the following timetable:

   Dec. 1st, 97        250 shares;
   Jan. 1st, 98        500 shares;
   Feb. 1st, 98        750 shares;
   Apr. 1st, 98        1,000 shares;
   July 1st, 98        3,000 shares;
   Oct. 1st, 98        4,500 shares.

   Note: Subject to MTEN Board of Directors Approval and Final
   Documentation.

                                                            EXHIBIT 2
                                                            ---------

   GLOBAL BERMUDA
   A Limited Partnership


   ORIGINAL CORRESPONDENCE TO:
   Global Bermuda, L.P.
   c/o Global Capital Management, Inc.
   601 Carlson Parkway
   Suite 200
   Minnetonka, MN 55305
   Tel: (612) 476-7200
   Fax: (612) 476-7201

   REGISTERED OFFICE:                 September 9, 1997
   Global Bermuda, L.P.
   c/o Codan Services Ltd.
   Clarendon House
   Church Street
   Hamilton, Bermuda


   Mr. Maxi Brezzi
   Faisal Finance (Switzerland) SA
   Fax: 41 22 929 53 94


   Dear Mr. Brezzi:

   Thank you for taking time away from your family to explain some of the details of your restructuring proposal for Medical Technologies and Innovations Series A Preferred Stock.

   In principal, we would be willing to accept your proposal under the following conditions:

   1. Global Bermuda will rescind the conversion notice it submitted for 15 Series A shares on July 10, 1997 and forfeit all claims to penalties for the company's failure to honor such notice.

   2. Global Bermuda will sell to Faisal Finance 45 Series A shares at a price of $3,800 per share.

   3. Global Bermuda will receive an option from Faisal to repurchase 34 Series A shares from Faisal at an exercise price of $3,971 per share and with an expiration date falling 9 months after the date of sale to Faisal.

   4.   The Series A shares will be restructured to have
             a.   a single conversion price fixed at $.40 per common share,

             b. a limit on the amount of shares that any one entity may convert into at any point in time of 5% of the outstanding shares of the company, and
             c. conversion of Series A shares shall be restricted such that no more than one third of Global Bermuda's holdings may be converted during the first month following repurchase and no more than two thirds may be converted during the second month following repurchase after which time there shall be no restrictions upon conversion.

   5. Global Bermuda will have the right any time after it repurchases Series A shares to require Faisal to purchase any such shares at a cash price equal to the conversion value at such time if Global Bermuda's counsel considers it possible that Faisal is an affiliate of Medical Technology at the time Global Bermuda repurchases the preferred unless Medical Technology registers the common shares which the Series A preferred shares are convertible into prior to such time.

   6. Global Bermuda will retain the warrants it received in connection with its original purchase of Series A shares and the strike for such warrants shall be reduced to $1.00.

   7. The sale of Series A shares by Global Bermuda to Faisal shall be settled before September 24, 1997.

   Please advise us if such terms are acceptable to you.


   Best regards,

   Brian Taylor

                                                                EXHIBIT 3
                                                                ---------

                                      FAISAL FINANCE (SWITZERLAND) SA
                                      LA TOUR COINTRIN
                                      84, AV LOUIS-CASAL, P.O. BOX 161
                                      CH-1216 GENEVA - SWITZERLAND
                                      TELEPHONE: +41 22 791 72 58
                                      TELEFAX: +41 22 929 53 94


                                   TELEFAX

   TO:  BRIAN TAYLOR                  FROM:     MAXI BREZZI
   FAX: 001 612 476 7201              PAGES:    1
                                      DATE:     SEPTEMBER 10, 1997
   CC:                                OUR REF.: 0910 GLOBAL BERMUDA.DOC


   RE:  MTEN.
   ----------------------------------------------------------------------

   Thank you for your fax of yesterday accepting our proposal.

   The terms are substantially those we discussed and agreed over the phone.

   I need to understand paragraph 5 and I have already asked my counsel to advise me. Most likely we will have to re-word that sentence and make it a little bit more tight.

   Our engagement is conditioned to the successful completion of the workout, i.e.:

   1. 100% of the Preferred Series A holders to accept one of the two alternatives offered by MTEN (i.e. either to sell their Preferred Shares or to convert into a new instrument).

   2. The terms of Alternative 2 (conversion into a new instrument) to be substantially those contained in MTEN fax dated August 4th, 97.

   3. MTEN to secure sufficient working capital to implement its business plan (at least USD 550'000).

   4. An independent expert appointed by Faisal to carry out a due diligence on MTEN.

   5. MTEN to agree not to issue any additional convertible instrument, share capital or warrants for a period of 12 months without Faisal prior agreement.

   6. Mr. Jeremy Feakins, to lock up his shares which will become freely tradable as of Oct. 1997.

   7. MTEN to keep all its SEC filings current, with particular respect to the 10K which is due for filing by the end of September.

   To the best of our knowledge, the only outstanding matters are number 3 and 7.

   Best regards.

   /s/ Maxi Brezzi